



14049562

UNITED STATES
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66024

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31rst floor
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Hil   (212) 681-3849
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

FOR OFFICIAL USE ONLY	Washington, DC
	124

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Theodore Jadick, Jr._____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_DNB Markets, Inc._____ , as

of _December 31_____ , 20 _13_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

TERESA S ROSU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6130718
Qualified in New York County
My Commission Expires July 18, 2017

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

DNB Markets, Inc.
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



Building a better working world

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2013

Contents

Facing Page & Oath or Affirmation



Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
DNB Markets, Inc.

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DNB Markets, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$ 81,217,590
Cash segregated in compliance with federal regulations and other regulations	124,057
Deposit with clearing broker	1,000,000
Investment banking and advisory fees and other receivables	8,772,840
Fail to Deliver	2,815,156
Deferred tax asset, net	3,059,478
Fixed assets, at cost (net of accumulated depreciation and amortization of $348,202)	444,268
Prepaid expenses and other assets	766,853
Total assets	$ 98,200,242

Liabilities and stockholder's equity

Accrued expenses and interest payable	$ 14,017,234
Taxes payable	1,828,875
Subordinated borrowings from Parent	40,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	41,987,767
Total stockholder's equity	42,354,133
Total liabilities and stockholder's equity	$ 98,200,242

The accompany notes are an integral part of these financial condition.

DNB Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2013

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent owns 100% of all membership interests in the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England, which was registered on March 26, 2010. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company engages primarily in providing Corporate Finance advisory services and the underwriting, distribution, and trading of equity and debt securities. In 2009, the Company established a sales desk in New York for the trading of non-U.S. equity and fixed-income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934 ("Rule 15a-6") and clients eligible to open an "institutional account" as defined in FINRA Rule 4512. The Company clears all trades on a DVP/RVP basis through the Parent and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

In 2011, the Company secured final approval from FINRA for the expansion of its business operations by modifying its existing Membership Agreement to permit the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing broker for the purpose of purchasing and selling of U.S. equity and debt securities pursuant to (k)(2)(ii) of Rule 15c3-3. Goldman Sachs Execution & Clearing, L.P. ("GSEC"), acts as the Company's clearing-broker for such activity.

The Company also engages in the following business activities through its Debt Capital Markets ("DCM") department: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and arranging the private placement of exempt corporate debt securities with U.S. insurance company investors.

DNB Markets, Inc.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies

The accompanying financial condition may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial condition are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2013, cash equivalents consisted of $33 million invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Client Commission agreement

The Company commenced broking activities with a U.S. institutional client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition offset by cash that has been segregated in a special bank account for the exclusive benefit of customers.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under the U.S. Securities and Exchange Commission ("SEC") Rule 15c3-3 related to the Company's Client Commission Agreement with a U.S. institutional customer.

Investment Banking and Advisory Fees Receivable, net

Investment banking and advisory fees and other receivables primarily includes receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. During the year ended December 31, 2013, the Company did not record any bad debt expense.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of 2 to 4 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value, as such financial instruments are short term in nature.

Fail to Deliver

At December 31, 2013, the Company recorded a fail to deliver of $2,815,156 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. On January 2, 2014, the transactions were settled without an adverse impact to the Company.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GSEC, which acts as collateral against any losses that could be incurred by GSEC for which it is entitled to be indemnified by the Company. At December 31, 2013, the Company had $1.0 million deposited with GSEC. The deposit does not represent an ownership interest in GSEC.

4. Related Party Transactions

The Company has entered into six subordinated loan agreements with the Parent. Effective January 1, 2013, five of the six agreements were amended to extend their maturity dates to December 31, 2016. The remaining subordinated loan agreement became effective March 6, 2012, with a maturity date of December 31, 2017. The interest rate on these loans is LIBOR plus 50 basis points. As of December 31, 2013, the outstanding amounts on these loans were $10.0 million with interest accruing at 0.7466% (based on 3 month LIBOR), $20.0 million with interest accruing at 0.669%, and $10.0 million with interest accruing at 0.669% (both based on 1 month LIBOR). The loans' carrying values approximate their fair value.

4. Related Party Transactions (continued)

The Parent has also granted credit lines of $75.0 and $80.0 million to the Company. Effective March 6, 2012, the $75.0 million subordinated loan has a maturity date of December 31, 2017. Effective January 1, 2013, the $80.0 million subordinated loan has a maturity date of December 31, 2016. The interest rate on the outstanding principal under each agreement is LIBOR plus 50 basis points. As of December 31, 2013, there was no outstanding balance on these credit lines.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, use of its information technology systems, and record storage.

The Company has entered into an agreement with the Parent, whereby certain services and computer software will be available for use and provided by the Parent, and the Company will compensate the Parent for such use. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research and sales, and market support and clearing. As of December 31, 2013, the Company had $2,925,832 in Accrued expenses and interest payable on the Statement of Financial Condition relating to this agreement.

The Company has entered into an agreement with DNB Bank ASA, London Branch, whereby one of its registered representatives working in the Parent's London Branch undertakes U.S. customer soliciting and equity sales trading activities for the Company. The Company updated the existing agreement, signed April 23, 2012, with an amendment, signed February 20th 2014. The amendment stipulates that income and expenses will be split by an agreed upon percentage according to year-end commission distributions by cross-border account customers. Under the agreement, the Company compensates London for their percentage of direct and indirect costs associated with the provision of administrative services, provision of office space, compensation, and other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives working in the London Branch. At December 31, 2013, $313,900 relating to this agreement is included in Accrued expenses and interest payable on the Statement of Financial Condition.

Notes to Statement of Financial Condition (continued)

4. Related Party Transactions (continued)

The Company has entered into an agreement with DNB Bank ASA, New York Branch effective October 20, 2010, whereby the Company acts as a debt capital market product specialist and advisor, provides a full range of debt advisory services and manages all aspects of the loan syndication process in return for fees specified for each applicable transaction.

5. Fixed Assets

At December 31, 2013, fixed assets are comprised of the following:

Computer hardware	$	239,246
Leasehold improvements		431,170
Equipment		33,614
Furniture		88,440
Total cost		792,470
Less accumulated depreciation and amortization		348,202
Total cost, net of accumulated depreciation and amortization	$	444,268

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

6. Fair Value Measurements and Disclosures (continued)

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2013, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

At December 31, 2013, the Company recorded a deferred tax asset of $3,126,246, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2013, the Company did not have a valuation allowance for the deferred tax assets as it is, more likely than not, that it will be fully realized. The Company recorded a deferred tax liability of $66,768, which relates to depreciation.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial condition as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2013.

7. Income Taxes (continued)

The Company does not have any open audits as of December 31, 2013. The Company is subject to the standard three year statute of limitations in all filing jurisdictions.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease with DNB Bank ASA, New York Branch, dated as of March 29, 2010, the lease term of which commenced on April 1, 2010, and will expire on May 14, 2021.

As of December 31, 2013, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:	
2014	$ 298,956
2015	298,956
2016	298,956
2017	298,956
2018	298,956
Thereafter	1,008,977
Total minimum future rental payments	$ 2,503,757

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GSEC for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2013, no amounts were recorded under such agreement as no loss exists.

Litigation

The Company has been named as a defendant in a class action pending in the United States District Court for the Southern District of New York (the "Court"), Indiana Treasurer of State v. G. Allen Andreas III, et al. The complaint relates to the $300 million registered public offering of 8.125% Senior Notes due 2018 by Overseas Shipholding Group, Inc. ("OSG") on March 24,

8. Commitments and Contingencies (continued)

2010 (the "Offering"), in which the Company participated as an underwriter. In addition to the Company, the complaint names as defendants the other underwriters of the Offering, OSG's Chief Financial Officer, the members of OSG's Board of Directors and OSG's outside auditor. The primary allegation in the complaint is that the offering materials pursuant to which the Offering was conducted contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation. The complaint does not specify the dollar amount of damages sought. At this stage of the proceedings, loss is neither probable nor estimable.

Guaranteed Compensation

The Company has entered into guaranteed compensation arrangements with certain employees. At December 31, 2013, the Company had $138,945 related to these arrangements included in Accrued expense and interest payable on the Statement of Financial Condition.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, and were subsequently settled had no material effect on the financial condition as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 10% of the employees' salary, capped at the annual deferral limit, as defined.

The Company's employees participate in a noncontributory defined benefit pension plan administered and funded by DNB Bank ASA, New York Branch.

Notes to Statement of Financial Condition (continued)

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2013, the Company had net capital of $68,665,683, which exceeded the regulatory requirement by $68,415,683.

In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $124,057 in a special bank account for the exclusive benefit of customers. At December 31, 2013, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GSEC, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GSEC, which require, among other things, that GSEC perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial condition and found no material impact to the Company's financial condition, results of operations or cash flows.

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